SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


         (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 2000
                            -----------------

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to
                                     ----------    ----------

Commission file number 1-6262
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                 260 The Bluffs
                                Austell, GA 30168

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    BP p.l.c.
                                 Britannic House
                                1 Finsbury Circus
                            London EC2M 7BA, England

                                    SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        AMOCO FABRICS AND FIBERS COMPANY

                                        HOURLY 401(k) SAVINGS PLAN


                                        By Plan Administrator




Date: June 27, 2001                     /s/ Donald E. Packham
                                        ---------------------
                                        Donald E. Packham
                                        Senior Vice President of Human Resources
                                        BP Corporation North America Inc.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Amoco Fabrics and Fibers Company and to the Investment Committee of BP Corporation North America Inc.


We have audited the accompanying statements of assets available for benefits of Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




Chicago, Illinois                                             Ernst & Young LLP
June 15, 2001

                                                                  EIN 36-2692811
                                                                    Plan No. 001

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                             (thousands of dollars)


                                                            December 31,
                                                       -----------------
                                                     2000                 1999
                                                   -------              ------
Assets

Investment in Amoco Fabrics and Fibers
  Company Master Trust                             $ 23,388            $ 30,984
                                                   --------            --------

Assets available for benefits                      $ 23,388            $ 30,984
                                                   ========            ========






    The accompanying notes are an integral part of these statements.

                                                                  EIN 36-2692811
                                                                    Plan No. 001

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (thousands of dollars)


Additions of assets attributed to:
  Net investment loss in Amoco Fabrics
    and Fibers Company Master Trust                                     $(2,828)
  Participant contributions                                               1,830
  Company contributions                                                     615
  Rollover contributions                                                      9
                                                                        -------

    Total additions (deductions)                                           (374)
                                                                        -------

Deductions of assets attributed to:

  Transfer of assets to American Fibers & Yarns
     Company-sponsored savings plan                                      (4,015)
  Distributions to participants                                          (3,207)
                                                                        -------

    Total deductions                                                     (7,222)
                                                                        -------

Net decrease in assets during the year                                   (7,596)


Assets available for benefits:

  Beginning of year                                                      30,984
                                                                        -------

  End of year                                                           $23,388
                                                                        =======





     The accompanying notes are an integral part of these statements.

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN
         -----------------------

         Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company 401(k) Savings Plan effective January 1, 1994. The plan was amended and restated effective January 1, 1996 and its name was changed to Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan (the "Plan"). Also, on January 1, 1996, the Amoco Fabrics and Fibers Company Master Trust (the "Master Trust") was established. The Master Trust holds the assets of the Plan and the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan (the "Salaried 401(k) Plan"). The trustee for the Master Trust, the Plan and the Salaried 401(k) Plan is Bankers Trust Company, a New York banking corporation (the "Trustee"). The Plan and the Salaried 401(k) Plan have the same investment funds. Investments made by participants in the Plan in each of the investment funds are commingled with the investments in each of the investment funds of the Salaried 401(k) Plan.

         The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. The Company reserves the right to amend or terminate the Plan at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Under the Plan, participating employees can invest a total of 13 percent of pre-tax earnings in four investment fund options. The Company will match the first three percent of participant contributions at a rate of $.50 for every $1.00 contributed by the participant. Company matching contributions are initially invested in the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment in the BP Amoco Stock Fund and reinvest the proceeds in one or more of the other available investment alternatives.

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


         The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their contributed accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to reduce Company matching contributions or to offset administrative expenses. Forfeitures totaled $9,000 in 2000.

         Trustee fees, brokerage commissions, and other transaction fees and expenses related to the investment funds are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options. Administrative fees were paid out of the Plan trust or paid by the Company in accordance with the terms of the Plan.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation. BP Amoco p.l.c. American Depositary Shares ("ADSs") were valued at the closing market price on the New York Stock Exchange. Investments in registered investment companies are based on quoted market prices of the underlying assets. Interests in the Money Market Fund and participant loans are valued at cost which approximates fair value.

Allocation of Master Trust Assets and Transactions. In order to preserve, for participating plans, an interest in the combined assets of the Master Trust, the Trustee determines computed shares in the Master Trust for each plan. Current month's Master Trust investment transactions are allocated based on each plan's computed shares in the Master Trust at the end of the prior month, adjusted for the current month's contributions less benefit payments to participants. These allocated amounts are then added to or subtracted from the prior month's computed shares to determine computed shares at the end of the month. Master Trust investment transactions allocated to the Plan include dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments.

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


Contributions. Company and participant contributions are made and recorded during the periods in which the Company processes payroll.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.


3.       PARTICIPANT LOANS
         -----------------

         Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan and the maximum time period for a loan repayment is fifty-four months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by The Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.


4.       INCOME TAX STATUS
         -----------------

         The Internal Revenue Service ruled August 14, 1995, that the Plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company reserves the right to make any amendments necessary to maintain the continued qualified status of the Plan and Master Trust.

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


5.       PLAN TRANSFERS
         --------------

         Plan transfers occur when eligible participants in the Plan remain with Amoco Fabrics and Fibers Company and change job classifications to or from an "hourly employee" from or to a "salaried employee" as defined in the Plan document. For the year ended December 31, 2000, there were no Plan transfers between the Plan and the Salaried 401(k) Plan.

         In 1999, the Company sold certain locations to American Fibers & Yarns Co. Employees had the option to transfer their account balance to the new company's qualified plan or keep their account balance in the Plan. Assets including loan balances, expressed in thousands of dollars, totaling $4,015 were transferred to American Fibers & Yarns Company-sponsored savings plan in 2000.


6.       MASTER TRUST
         ------------

         As described in Note 1, the Plan's trust agreement permits the commingling for investment purposes of Plan assets with those of the Salaried 401(k) Plan in the Master Trust. The Trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan's statements of assets available for benefits and of changes in assets available for benefits. At December 31, 2000 and 1999, the Plan's interest in the assets of the Master Trust was approximately 57 percent and 56 percent, respectively.

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


6.      MASTER TRUST (continued)
        ------------------------

         The following tables present the fair value of net assets held by the Master Trust as of December 31, 2000 and 1999, and the changes in net assets held by the Master Trust for the year ended December 31, 2000.




                                               STATEMENTS OF NET ASSETS
                                                (thousands of dollars)

                                                          December 31,
                                                      ------------------
                                                   2000                   1999
                                                ----------             -------
Investments:
  BP Amoco p.l.c. ADSs                          $ 22,374               $ 32,113
  Registered investment companies                 12,037                 15,453
  Money market funds                               2,946                  3,385
  Loans to participants                            3,458                  3,964
                                                --------               --------

  Total investments                               40,815                 54,915
                                                --------               --------

Net payable                                            -                    (84)
                                                --------               --------

Net Assets                                      $ 40,815               $ 54,831
                                                ========               ========

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


6.      MASTER TRUST (continued)
        ------------------------


                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (thousands of dollars)




Additions of assets attributed to:
  Participant contributions                                            $  3,793
  Company contributions                                                   1,421
  Rollover contributions                                                     33
  Net realized and unrealized
   depreciation in fair value
   of investments:
    BP Amoco p.l.c. ADSs                                                 (5,534)
    Registered investment companies                                      (2,395)
  Interest and dividends                                                  2,476
                                                                       --------

    Total additions (deductions)                                           (206)
                                                                       --------

Deductions of assets attributed to:

  Administrative expenses                                                   (72)
  Transfer of assets to American
     Fibers & Yarns Company-sponsored
     Savings plan                                                        (7,845)
  Distributions to participants                                          (5,893)
                                                                       --------

    Total deductions                                                    (13,810)
                                                                       --------

Net decrease in
  assets during the year                                                (14,016)

Net Assets:

  Beginning of year                                                      54,831
                                                                       --------

  End of year                                                          $ 40,815
                                                                       ========

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN

                                   ----------

                    NOTES TO FINANCIAL STATEMENTS (continued)


7.      SUBSEQUENT EVENT
        ----------------

     In January 2001, BP p.l.c., announced its intention to divest the Company. BP expects to complete the sale during 2001, subject to regulatory and other approvals.

     Effective February 28, 2001, MetLife Trust Company N.A. became the new trustee of the Master Trust. Plan participants currently have access to fifteen investment options.

                        AMOCO FABRICS AND FIBERS COMPANY

                           HOURLY 401(k) SAVINGS PLAN



                                    Exhibits






Exhibit No.                   Description
-----------                   ------------


    23                        Consent of Independent Auditors